Exhibit 99.78

CONSENT OF S. JONES

In connection with (1) the technical report entitled “Technical Report Prepared for Franco-Nevada Corporation, in Respct of the Prosperity Gold-Copper Project, British Columbia, Canada, Owned by Taseko Mines Limited” dated May 12, 2010 (the “Prosperity Report”) and (2) the technical information in the Registrant’s material change report dated May 19, 2010 (the “MCR”) relating to the Prosperity Gold-Copper Project, which includes reference to the undersigned in connection with information relating to the Prosperity Report and the properties described therein, the undersigned hereby consents to reference to the undersigned’s name and information derived from the Prosperity Report and the MCR included or incorporated by reference in the Registration Statement on Form 40-F being filed by Franco-Nevada Corporation with the United States Securities and Exchange Commission.

/s/ Scott Jones

	Name:	Scott Jones, P. Eng.
	Title:	Vice President, Engineering
Taseko Mines Limited

Date: August 26, 2011